Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE YEAR ENDED JUNE 30, 2010

Prepared as at September 10, 2010

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	6

Business environment	6
Risk factors	6
Forward looking statements	11
Business plan	11

Results of operations	13

Liquidity and Capital Resources	20
Working capital	20
Key contractual obligations	20
Off balance sheet arrangements	20

Transactions with related parties	20

Financial and derivative instruments	21

Critical accounting estimates	21

Evaluation of disclosure controls and procedures	21

Outlook	22
Current outlook	22

Public securities filing	22

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the year ended June 30, 2010 should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2010.   The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

During fiscal 2007 and 2008, LiveReel entered into various agreements to finance films in exchange for certain distribution rights.  However, these arrangements were concluded in the quarter ended September 30, 2008 when the last payment relating to the distribution of King of Sorrow for $20,179 was received.

The Company announced in November 2008 it had received board authorization to invest a portion of its excess cash on hand in exchange traded securities.  It pursued this strategy in the last six months of fiscal 2009, but due to market conditions, no such activities occurred in fiscal 2010.  The Company continues to review different investment opportunities both inside and outside of the film industry.

Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.  It is the new board of directors and management team’s intention to continue to review investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.

The following table sets forth certain consolidated data for the past three years.

Selected consolidated data
Year ended June 30 ($)	2010	2009	2008
Revenue	-	4,901	40,012
Net loss for year	$(232,527)	$(916,260)	$(788,811)
Loss per share	(0.02)	(0.07)	(0.06)
Working capital surplus	125,648	319,175	1,201,854
Total assets	183,329	410,482	1,386,399
Capital stock	6,728,846	6,656,265	6,656,265
Warrants	1,146,081	1,146,081	1,146,081
Contributed surplus	293,370	326,951	293,370
Shareholders' equity	125,648	319,175	1,201,854
Weighted average number of shares outstanding	$14,696,744	$13,721,744	$13,721,744

The following table summarizes financial information for the quarter ended June 30, 2010 and the preceding seven quarters:

Fiscal year			2010				2009
Quarters ended	June 30, 2010	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008

Total Revenue	$-	$-	$-	$-	$(31,719)	$31,533	$1,606	$3,481
Earnings (Loss) from continuing operations	(75,744)	(60,043)	(38,827)	(57,913)	(1,088,443)	37,631	142,255	(7,703)
Net loss per share - basic and diluted	$(0.02)	$0.00	$0.00	$0.00	$(0.07)	$0.00	$0.01	$0.00

During the quarter ended June 30, 2010, losses were increased from the quarter ended March 31, 2010 due primarily to an increase in consulting fees of $32,500 for services rendered by the majority shareholder and the new Chief Executive Officer in the period.  The Company also accrued its estimated audit fees of $15,000 in the quarter compared to nil in the prior quarter.  These increases were partially offset by lower legal fees of approximately $14,000 and a foreign exchange gain of $9,900 compared to a loss of $6,500 due to movement in the Canadian/US dollar exchange rate.

During the quarter ended June 30, 2009, losses were increased from the quarter ended March 31, 2009 as the Company lost approximately $886,000 on losses on exchange traded securities.  The Company had three other significant changes in the fourth quarter compared to the previous quarter.  The Company had a foreign exchange loss of approximately $108,000 compared to a gain of $49,000 in the quarter end March 31, 2009 as the Canadian dollar strengthened against the US dollar from approximately $0.79 as of March 31, 2009 to $0.86 as of June 30, 2009.   The Company also reimbursed the CEO for a number of expenses including rent, communications, health benefits and professional fees totalling $25,000 in fiscal 2009.  Finally, the Company spent approximately $18,000 more on legal fees and accounting fees as it accrued its annual audit fee and investigated different business opportunities that required legal advice.

On a year over year basis, the Company reduced its loss by approximately $684,000, but the components of the loss are different.  The largest difference is the loss on exchange traded securities of nil compared to approximately $855,000 in fiscal 2009. Office and general expenses were also reduced by approximately $31,000 as no reimbursement of expenses to the former CEO occurred in fiscal 2010 compared to approximately $26,000 in fiscal 2009.  These reductions in expenses were offset by the Company having an increase in its foreign exchange loss on a year over year basis of approximately $210,000 due to the strengthening of the Canadian dollar against the US dollar and the Company holding the majority of its assets in US dollars.

Comparing the loss in fiscal 2009 to fiscal 2008, the Company increased its loss by approximately $128,000, but the components of the loss are different.  The largest difference is the loss on exchange traded securities of approximately $855,000 discussed above compared to nil in fiscal 2008.  Revenue decreased as the Company earned approximately $35,000 less revenue primarily from interest income on much lower average cash balances in fiscal 2009 compared to 2008.  Consulting expenses increased by approximately $34,000 due to the accounting for the re-pricing of certain options granted to the CEO in the first quarter of fiscal 2009.

Offsetting these decreases in earnings was a reversal in the foreign exchange charges in the business, increasing to a gain of approximately $175,000 compared to a loss of approximately $70,000 in fiscal 2008 as the Canadian dollar was much weaker in fiscal 2009 compared to fiscal 2008, and much of the Company’s excess cash is held in US dollars.  Additionally, in fiscal 2008, the Company wrote down all of its advances to production companies and investment in film properties during the year, resulting in an expense of approximately $450,000 compared to nil in fiscal 2009.  It also expensed a further $57,060 in fiscal 2008 to fulfill its financing commitments on The Poet, a film for which the Company owns certain distribution rights.  Finally, the Company also reimbursed the CEO approximately $22,000 less in fiscal 2009 compared to the prior year for a number of expenses including rent, communications, health benefits and professional fees.

Number of Common Shares and Warrants

These are as follows on June 30, 2010 and [September 10, 2010], the date of this report:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	17,621,744

Warrants issued in November 2004	3,500,000	$0.01	November 30, 2010

Warrants issued in April 2006	1,193,600	$0.01	November 30, 2010

Warrants issued in June 2006	1,500,000	$0.01	November 30, 2010

	6,193,600

Warrants are convertible into an equal number of common shares of the Company on or before the expiry date.  On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.

12,867,200 shares issued and 6,193,600 shares issuable upon exercise of warrants are subject to resale restrictions under U.S securities laws.

Business Environment

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of our operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

THE COMPANY HAS AN UNSUCCESSFUL OPERATING HISTORY

Since March 1997, when it was incorporated in Ontario, Canada by amalgamating with two other Ontario entities, the Company has no significant revenues or earnings from operations since its incorporation. While one of the film properties acquired by the Company in fiscal 2005 and the film that was financed in fiscal 2007 have now been developed into feature films for which the Company holds certain distribution rights, it is not clear whether this will generate any revenue for the Company. The Company has operated at a loss to date and in all likelihood will continue to sustain operating expenses in the foreseeable future. There is no assurance that the Company will ever be profitable.

INVESTMENT STRATEGY

The controlling shareholder of the Company changed in April 2010.  A new Board of Directors were appointed.  They will continue to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   We are not limited to any particular industry or type of business, and we may choose to stay within the film industry.  We have not yet identified or selected any additional specific investment opportunity.   Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

UNCERTAINTY REGARDING AUDIENCE ACCEPTANCES OF PROGRAMS

The television and motion picture industries have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture or television program as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company’s control. A lack of audience acceptance for any of the films licensed, co-produced or distributed by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition

UNAUTHORIZED OR PIRATED USE MAY ADVERSELY AFFECT REVENUE

Technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicensed broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVD’s of motion pictures or of boxed sets of television series from unauthorized vendors.

CHANGES IN REGULATIONS AND INCENTIVES MAY ADVERSELY AFFECT THE BUSINESS OF THE COMPANY

The Company plans to co-produce with or license its scripts and other intellectual properties to other entities which are expected to rely heavily on grants and labor rebates available for Canadian contents under the current regulations of Federal and Provincial governments of Canada.

Any significant changes in these regulations that result in reduced grants and rebates or elimination thereof may significantly affect the Company’s ability to produce and or license its scripts and in turn its ability to generate revenue.

THE COMPANY MAY NOT BE ABLE TO ACHIEVE AND MAINTAIN ITS COMPETITIVE POSITION

The entertainment industry is highly capital intensive and is characterized by intense and substantial competition. A number of the Company's competitors are well established, substantially larger and have substantially greater market recognition, greater resources and broader distribution capabilities than the Company. New competitors are continually emerging. Increased competition by existing and future competitors could materially and adversely affect the Company's ability to implement its business plan profitably. The lack of availability of unique quality content could adversely affect its business.

FOREIGN EXCHANGE RISK

The Company has foreign exchange risk because its functional currency is the Canadian dollar and a significant part of its revenue may be generated from overseas countries. An adverse move in foreign exchange rates between the Canadian dollar and the currencies of these countries could have an adverse effect on its operating results. The Company does not hedge against this risk.

THE COMPANY'S COMMON SHARES ARE CONSIDERED TO BE PENNY STOCK, WHICH MAY ADVERSELY AFFECT THE LIQUIDITY OF ITS COMMON SHARES

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

MARKET PRICE FOR THE COMPANY'S COMMON SHARES HAS BEEN VOLATILE IN THE PAST AND MAY DECLINE IN THE FUTURE

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-cap companies like ours, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

THE COMPANY MAY NOT BE ABLE TO RAISE ADDITIONAL FINANCING TO MEET CURRENT OPERATING NEEDS AND IMPLEMENT ITS NEW BUSINESS STRATEGY.

The Company is in the business of film production, financing and distribution, which requires significantly high level of liquidity.

The Company hopes to earn sufficient revenue from distribution and scripts licensing to meet its operating needs and to raise additional equity funds through private placements of its securities with sophisticated investors.

The Company has avoided obtaining debt financing but may have to pursue this option if it is unable to obtain equity financing on acceptable terms.

 If the Company is unable to achieve the expected revenue and or to obtain financing and cannot pay its debts as they become due, it may be forced to solicit a buyer or be forced into bankruptcy by its creditors.

DIVIDENDS

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

DILUTION

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed or at exercise prices which may be substantially lower than the market prices. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and therefore does not cover our operating costs and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects. These actions will cause further dilution of the interests of the existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE MAY DEPRESS OUR STOCK PRICE

At June 30, 2010, we had approximately 17,621,744 shares of common stock outstanding of which approximately 12,867,200 are restricted securities under Rule 144 promulgated under the Securities Act.  We also have 6,193,000 shares of common stock issuable under presently exercisable warrants which have not yet been registered under the US Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

OUR OFFICERS AND DIRECTORS RESIDE OUTSIDE OF UNITED STATES AND THERE IS A RISK THAT CIVIL LIABILITIES AND JUDGEMENTS MAY BE UNENFORCEABLE

All of the Company’s directors and officers are residents of countries other than the United States, and all of the Company's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY CANADIAN LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES UNDER U.S. LAW

We are incorporated under Canadian law. The rights and responsibilities of holders of our shares are governed by our Articles and By-Laws and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

CHANGING REGULATIONS OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE CAN CAUSE ADDITIONAL EXPENSES AND FAILURE TO COMPLY MAY ADVERSELY AFFECT OUR REPUTATION AND THE VALUE OF OUR SECURITIES

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect our reputation and the value of our securities.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in fiscal 2010.  During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films.  However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach in the final quarter of fiscal 2006 and continued with this strategy through fiscal 2009.

The Company plans to focus on financing feature film productions as a producer or co-producer with others. These feature films will be produced by independent production companies, to be selected by management from time to time.  The Company anticipates continuing to utilize consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

During fiscal 2007, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past.  The Company entered into a bridging loan agreement which called for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet.  All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006.  The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.  After a series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced was approximately $226,000 and the Company was obligated for further advances of an additional $114,000 under the financing agreement.   In fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

At the start of the second quarter of fiscal 2008, the Company took write-downs on its investments in film properties and advances to various production companies due to less success than previously anticipated in the largest markets in the world for its film properties.  It further wrote down its investments in the fourth quarter based on actual and/or expected collections as of the end of the year.

As a result of the limited success to date in the film financing business, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.

In April 2010, the controlling shareholder of the business changed and a new Board of Directors and new CEO were appointed.  The new management team will continue to pursue investment opportunities both inside and outside of the film industry.

On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.

Results of Operations

	Year	Year	Year
	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2010	2009	2008
Revenue	$-	$4,901	$40,012
Expenses	(232,527)	(921,161)	(828,823)
Net loss for period	(232,527)	(916,260)	(788,811)
Deficit at end of period	(8,042,649)	(7,810,122)	(6,893,862)

Overview

The following were the key events in the year ended June 30, 2010 -

(a)	On March 31, 2010, the former CEO of the business exercised 3,900,000 stock options at a strike price of $0.01 per share.

(b)
Subsequent to the end of the quarter ended March 31, 2010, a new majority shareholder took over control of the company.  The four former directors resigned effective April 5, 2010 and a new Chief Executive Officer was appointed.

(c)
On July 15, 2010, the Company granted an option to a third party with whom it negotiated at arm’s length to purchase either its wholly owned subsidiary, LRPC, or to sell LRPC’s assets and assume its liabilities for $1.00.  The third party has the right to exercise the option at any time after July 15, 2011 until July 15, 2012.  The Company also has an option in which it can force the third party to buy the subsidiary or its assets and assume its liabilities at any time until July 15, 2012.

The following were the key events in the year ended June 30, 2009 -

(a)
On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to Gregg Goldstein, CEO, were cancelled.   Finally, a new grant of 3,900,000 options to Gregg Goldstein, CEO, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  In addition, the conversion price of all previously issued warrants was reduced to US $0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.

(b)	The Company received approximately $20,000 from the distribution of King of Sorrow.

(c)
On November 13, 2008, the board of directors of the Company authorized management to be able to invest a portion of its excess cash on hand in exchange traded securities.  These investments commenced in the third quarter of fiscal 2009, and resulted in a gain of approximately $31,000 during that quarter.  However, in the fourth quarter the Company lost approximately $886,000 on such investments.  Subsequent to the end of the year, no further investment of short term cash has occurred, and the Company is re-assessing this strategy.

(d)
The Company showed a profit in the second and third quarters of fiscal 2009 primarily due to the positive foreign exchange impact on its US dollar denominated assets as the Canadian dollar weakened against the US dollar.  This trend was reversed in the fourth quarter of the year, but the Company still had a significant foreign exchange gain for the year.

The following were the key events in the year ended June 30, 2008 -

(a)
The Company’s and its subsidiary had been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made by September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November 2007 that it was unable to attend in the previous year.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter of fiscal 2008 to approximate management’s estimate of net realizable value of the assets.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007.  Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show.  However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

(b)	The Company’s continued to pay further advances totaling $57,000 to fulfill its commitment to fund The Poet through the end of the calendar 2008 year.

(c)
During the fourth quarter of fiscal 2008, the Company received payment of $29,840 from distributing King of Sorrow which was applied to reduce this receivable.  While the Company has entered into a new agreement with another party to attempt to sell the film internationally, the Company wrote off $49,974 of the advance to $20,179 effective June 30, 2008, which was received subsequent to year end.

Income

The Company’s primary source of income in the years ended June 30, 2009 and 2008 was from interest earned on excess cash balances in the business. The Company did not earn any interest income in the year ended June 30, 2010.

Expenses

The overall analysis of the expenses is as follows:

	Ended	Ended	Ended
	June 30,	June 30,	June 30,
	2010	2009	2008

Loss on investments	$-	$854,858	$-
Consulting expenses	92,500	60,000	60,000
Professional fees	48,883	59,354	60,645
Office and general	44,547	75,911	115,599
Foreign exchange loss (gain)	33,851	(175,838)	70,290
Shareholder information	11,137	11,610	10,292
Bank charges and interest	1,609	1,685	676
Stock based compensation	-	33,581	-
Writedown of production advances	-	-	426,884
Production advances	-	-	57,060
Amortization of investment in film	-	-	25,000
and televison programs
Promotion	-	-	2,377
	$232,527	$921,161	$828,823

Loss on Investments

On November 13, 2008, the board of directors of the Company authorized management to be able to invest a portion of its excess cash on hand in exchange traded securities.  These investments commenced in the third quarter of fiscal 2009, and resulted in a gain of approximately $31,000 during that quarter.  However, in the fourth quarter the Company lost approximately $886,000 on such investments.  During fiscal 2010, no further investment of short term cash has occurred.

Consulting Expenses

Consulting fees include $55,000 paid to the existing Chief Financial Officer for services rendered during the period (2009 - $ 60,000; 2008 – $60,000).  Consulting fees in 2010 also include $30,000 of fees paid to an affiliate of the largest shareholder and $7,500 to the new Chief Executive Officer for various consulting services rendered in the last three months of fiscal 2010.  No such fees were paid in fiscal 2009 or 2008 to the latter two parties.

Professional Fees

Professional fees in the twelve months ended June 30, 2010 were comprised of legal fees of $33,883 and audit fees of $15,000.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.

Professional fees in the twelve months ended June 30, 2009 were comprised of legal fees of $39,154 and accounting fees of $20,200.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.   Accounting fees were comprised of audit fees of $18,000 and the balance of $2,200 for various tax advice received during the year.

Professional fees in the twelve months ended June 30, 2008 were comprised of legal fees of $28,795 and accounting fees of $31,850.  Legal fees relate primarily to the review of the Company’s various public filings and general corporate matters.   Accounting fees were comprised of audit fees of $22,500 and the balance of $9,350 for various tax advice received during the year.

Office and General

These costs include insurance, rent, telephone, travel, and other general and administration costs.

Insurance costs for the twelve months ended June 30, 2010 of $41,400 (2009 - $47,761; 2008 - $51,370) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time.  It was renewed in fiscal 2008, fiscal 2009 and fiscal 2010.

The Company also reimbursed the former CEO for various general and office expenses totalling in fiscal 2009 of approximately $26,000 including costs for his rent, communications costs, health benefits and professional fees (2008 - $60,600).  No such costs were incurred in fiscal 2010.

Foreign Exchange Loss (Gain)

Exchange loss for the twelve months ended June 30, 2010 and 2008 related entirely to the translation of US dollar balances and transactions into Canadian dollars at the relevant measurement date compared to the prior year’s measurement date as the Canadian dollar strengthened against the US dollar.

Exchange gain for the twelve months ended June 30, 2009 of approximately $176,000 related entirely to the translation of US dollar balances and transactions into Canadian dollars at June 30, 2009 compared to the exchange rate used at June 30, 2008 as the Canadian dollar weakened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

Shareholder Information

Shareholder information costs in the twelve months ended June 30, 2010 comprised transfer agent fees of $5,546 and regulatory and related filing fees of $5,591.

Shareholder information costs in the twelve months ended June 30, 2009 comprised transfer agent fees of $4,787 and regulatory and related filing fees of $6,823.

Shareholder information costs in the twelve months ended June 30, 2008 comprised transfer agent fees of $3,843 and regulatory and related filing fees of $6,449.

Stock based Compensation

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to Gregg Goldstein, CEO, were cancelled.   Finally, a new grant of 3,900,000 options to Gregg Goldstein, CEO, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  In addition, the conversion price of all previously issued warrants was reduced to US $0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  This resulted in the recording of stock compensation of $33,581 during fiscal 2009 as stock based compensation expense.

Write Down of Production Advances and Production Advances

The Company’s and its subsidiary have been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made by September 30, 2007.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November 2007 that it was unable to attend last year.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter to approximate management’s estimate of net realizable value of the assets.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007.  Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show.  However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

During the quarter ended December 31, 2007, the Company expensed an additional $57,000 in advances made to The Poet to fulfill its advance commitments for that film.

During the fourth quarter of fiscal 2008, the Company received payment of $29,840 from distributing King of Sorrow which was applied to reduce this receivable.  While the Company has entered into a new agreement with another party to attempt to sell the film internationally, the Company wrote off $49,974 of the advance to $20,186 effective June 30, 2008, which was received in the first quarter of fiscal 2009.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script has been developed into a feature film for which the Company held the certain distribution rights.  As at June 30, 2007, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.  This was written off in fiscal 2008 as discussed under write down of production advances above.

Promotion

During the twelve months ended June 30, 2008, these costs related to various meals and entertainment costs incurred by management.  During the twelve months ended June 30, 2007, these costs related to the promotion of King of Sorrow.  During the twelve months ended June 30, 2006, these costs related to sales, marketing, travel and related costs for visits to the UK and US for promotional efforts for certain films and discussions with the group of investors who participated in the private placement.

Warrants

During the fiscal years 2004 and 2006, 6,193,600 warrants were issued in connection with various private placements and the acquisition of certain theatrical film properties.  These warrants together with common shares formed a Unit subscribed and paid for under the private placements and were combined with shares in the acquisition of the theatrical film properties.  These warrants were originally valued at $5,729,352 using the Black-Scholes valuation model.

On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company.  The warrants were valued at $486,395 using the Black-Scholes valuation model.

The valuation in 2006 and 2007 were applied to the capital stock and resulted in a negative amount, which is not permitted under CICA handbook section 3861.22.

Management has therefore revised the valuation of these warrants using the relative fair value method allowed under both the Canadian and US accounting standards.  Based on the valuation method, the revised value of the warrants issued came to $1,146,081.  The excess value of $4,583,271 was credited to capital stock.  The valuation in 2007 was reversed from the financial statements previously issued.

These changes have no effect on the shareholder’s equity, the consolidated statement of operations, consolidated statements of cash flows, and the basic and diluted loss per share.

Liquidity and Capital Resources

Working Capital

As at June 30, 2010, the Company had a net working capital position of $125,648 compared to a working capital position of $319,175 as of June 30, 2009.   Cash on hand as at June 30, 2010 was $144,006 compared to $398,408 in cash as at June 30, 2009.

The working capital position has declined by approximately $194,000 on a year over year basis due to the financing of the operating loss of the business in the twelve months ended June 30, 2010.

Key Contractual Obligations

These are detailed in Note 13 – commitments and contingent liabilities to the consolidated financial statements for the year ended June 30, 2010.

Off Balance Sheet Arrangements

At June 30, 2010 and 2009, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the years ended June 30, 2010, 2009 and 2008 are discussed in Note 12 of the audited consolidated financial statements.

Financial and Derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at June 30, 2010.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the years ended June 30, 2010 and 2009, any foreign currency hedge contracts.

Critical Accounting Estimates

The Company’s audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are the same as those disclosed in Note 2 to the consolidated financial statements for the year ended June 30, 2010. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the year ended June 30, 2010.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

LiveReel currently has approximately $144,000 in cash with no significant debts. It has the backing of new shareholders with considerable financial strength and network and have taken an active approach to examining business opportunities within and outside the entertainment industry that could enhance shareholder returns.

We are hopeful that with resources at our disposal we will succeed in improving the profitability of the business over time.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com.